6 October 2006
RESPONSE
BY EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303
     Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Connetics Corporation Form 10-K for the Year Ended December 31, 2005 Filed March 13, 2006 Form 10-K/A for the Year Ended December 31, 2005 Filed July 25, 2006 File No. 0-27406
Dear Mr. Rosenberg:
     This letter constitutes the response of Connetics Corporation (“Connetics,” the “Company,” or “us” or “we”) to your letter dated September 15, 2006 (the “Commission Letter”). Connetics’ responses to the Commission Letter are set forth below. For your convenient reference, the numbered paragraphs below correspond to the numbered comments in the Commission Letter.
STAFF COMMENT 1
Form 10-K/A for the Year Ended December 31, 2005 (filed July 25, 2006)
Management’s Discussion and Analysis of Financial Condition and Results of Operation.
Critical Accounting Policies and Estimates
Revenue Recognition, page 62
1.	With regards to comments 1 and 3(c), please provide us with additional information, in a disclosure-type format, that tells us how you were able to conclude that your revenue for 2004 complies with GAAP given what appear to be inflated levels of inventory on-hand at your distributors for the fiscal year ended December 31, 2004. Refer to SAB No. 104, Topic No. 13(A)(4)(b), as applicable.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
6 October 2006

Response 1:
Background
     In July 2006, we filed a Form 10-K/A restating the financial results for the five years ended December 31, 2005 primarily related to errors in our accounting for rebate, return and chargeback accruals. As disclosed in the Form 10-K/A, as part of our procedures to prepare for closing the first quarter of 2006 financial statements, during March and April 2006, we revised our accounting process for estimating revenue-related accruals, including rebates and chargebacks. In this process, we determined that our rebate and chargeback accruals had not been adequately capturing the full liability associated with product inventory in the distribution channel. We concluded that the impact of the errors we noted required us to restate our financial statements with respect to rebates and chargebacks. In the course of our evaluation of revenue reserves in prior years, we decided to apply the same internal and external resources to evaluate how we estimate accruals for returns of our products. As a result of this second evaluation, we determined that our methodology for estimating future product returns contained errors and had resulted in understatements of our returns accruals. As a result of our analysis, we modified our methodologies for rebate, return and chargeback accruals in consultation with external consultants which led to the restatement of our product-related accruals. As part of the restatement process, we and our external advisors participated in extensive data gathering, validation and analysis related to the increased number of assumptions used in the revised methodologies. The restatement for returns, specifically, was primarily a result of errors in the calculation of the number of units at risk of return. The impact of the restatement included a reduction of reported product revenue by $916,000 related to product returns for the year ended December 31, 2004. Based on the restatement and investigation under the direction of the Special Committee of Connetics’ Board of Directors, as described below, we are confident that our restated revenues and related disclosure for 2004 in our 2005 Form 10-K/A complies with GAAP based in significant part on the extensive analysis we performed before filing our restated financials.
Estimation of Channel Inventory
     Before we began receiving reliable detailed reports directly from the wholesalers in 2005, we monitored our shipments to wholesalers to ensure that total units shipped to wholesalers did not exceed our estimated number of units dispensed by pharmacies during the period. We estimated the units dispensed by pharmacies (i.e., the total number of prescriptions filled by end-users at pharmacies) by considering:
•	historical prescription data provided on a rolling basis by services such as Per-Se Technologies, formerly NDC Health Corporation,
•	existing and potentially new competing products,
•	economic trends,
•	Federal and state reimbursement program changes,
•	managed care contracting, and
•	many other factors.
     Services such as Per-Se Technologies purchase prescription data from pharmacies and then resell that information. We purchase two ‘levels’ of information from Per-Se Technologies: national level data, which we receive about two to three weeks after the prescription was filled, and prescriber-level

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
6 October 2006

data, which we receive about four weeks later. For example, for all prescriptions filled in August 2006, we will receive national data in mid-September, and prescriber-level data in mid-October.
     Before the fourth quarter of 2005, we estimated the number of units in the distribution channel by taking the total units sold by Connetics and subtracting units filled as prescriptions (estimated) and units returned (actuals). We did this calculation for each individual product size (or “SKU”) level using cumulative information since the launch of each SKU. The shipment and return information was from our accounting records, which we obtain from our third party logistics provider Specialty Pharmaceutical Services, or SPS. We believe that SPS’ reporting to us is reliable based upon our review of related SAS 70 audit reports issued by SPS’ auditors. As described above, we purchased data on prescriptions filled from Per-Se Technologies. We refer to this methodology as the “channel roll-forward” methodology.
     As disclosed in our Form 10-K/A for the year ended December 31, 2005, in the fourth quarter of 2005 we began to estimate units in the distribution channel using weekly reporting of inventory on hand and sales information that we receive under the distribution service agreements from our largest customers. Although some of our wholesalers provided reports to us beginning in the second quarter of 2005, the value of those reports was severely limited. The reports received from April through November 2005 were often inaccurate, or inconsistent from one week to the next when compared with Connetics’ own shipment records. Our two most significant customers, McKesson and Cardinal, initially furnished reports that did not encompass all of the inventory in their various facilities. Beginning with the reports received in the fourth quarter of 2005, most of these types of inconsistencies had been resolved with the wholesalers, and we began to get inventory reports from wholesalers that had not provided information up until then. The combined effect of the work we had done to clarify the reports, the improved reports themselves, and additional reports from other wholesalers, was that beginning in the fourth quarter of 2005 we deemed the wholesaler reports to be adequate for our use in estimating units in the distribution channel.
Evaluation Process
     We were notified in April 2006 that we were being investigated by the Division of Enforcement to determine whether Connetics, its employees, officers, directors, or others related to Connetics may have violated Federal securities laws. The initial document subpoena in that case appeared to principally focus on possible insider trading and the disclosure of information about our communications with the Food and Drug Administration. In June 2006 we received a second document subpoena, which appears to be focused primarily on documents related to our wholesale distributors and the forecasted demand for our products. Also in June 2006 we received the initial comment letter from the Division of Corporate Finance. Due to the overlap of the restatement process, the investigation, and the comment letter, Connetics’ Board of Directors determined it would be appropriate to form a special committee of the Board to oversee the Company’s responses. Although the SEC’s requests do not relate directly to the restatement, which process we began in April 2006, we concluded that there could be some overlap because the document production to the SEC included information on inventory in the distribution channel which is used in the reserve estimation process. Accordingly, we requested that our external advisors review our revenue recognition policies and practices and report their findings directly to our Board of Directors and to our external independent auditors. The law firm of Fenwick & West (“Fenwick”), which Connetics had already engaged on the SEC investigation matter, was instructed by the Board to conduct an investigation under the direction of the Special Committee, and to report the results directly to the Special Committee. Fenwick engaged Hemming Morse, Inc. (“Hemming”), a third-party forensic accounting firm, and together the two firms conducted an investigation into Connetics’ revenue recognition policy and other practices and reviewed documentation related to management’s significant revenue reserve assertions.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
6 October 2006

     The investigation included, but was not limited to, the following:
•	Collection and keyword searching of approximately 400,000 documents, including all of the documents produced in response to the SEC subpoenas, and representing over 1,000 hours of analysis;
•	Review of sales incentives to the wholesalers, compensation agreements that may promote “channel stuffing,” unit shipment vs. demand, return rate trends, and quarterly net revenues vs. guidance;
•	Review of accounts receivable trends, related payment terms and a search for any possible “side agreements;”
•	Review of approximately 24,700 actual revenue-related transactions from Q4 2004 to present.
     The Fenwick/Hemming investigation found no evidence to suggest that Connetics had not consistently applied our revenue and reserve policies in accordance with GAAP. Based on the results of the investigation as well as frequent discussions with management and the representatives of Fenwick and Hemming, the Special Committee of the Board concluded that there was no evidence of accounting impropriety, fraud or malfeasance related to revenue recognition during the years covered by the restatement, which included 2004; that there was no evidence of “channel stuffing” at Connetics; that Connetics did not use sales incentives to generate shipments in excess of then-current estimates of end-user prescription demand; that there was support for management’s assertion that shipments were made to then-current anticipated end-user prescription demand and that orders to Connetics were accompanied by valid sales orders and resulted in payments for shipments in a timely manner; and that there was no indication of any earnings management.
SAB 104 Analysis
     We have considered the relevant portions of the Staff’s Interpretive Response SAB 104, Topic No. 13(A)(4)(b), specifically the factors that may affect our ability to make reasonable and reliable estimates of product returns as noted in the Staff’s Interpretation to Question 1 as it relates to revenue recognized during the year ended December 31, 2004. We considered the following “additional factors:”
Factor 1. Significant increases in or excess levels of inventory in a distribution channel (sometimes referred to as “channel stuffing”)
As noted above, we monitored shipments to our customers (wholesalers) to ensure that they did not exceed our then-current estimates of end-user prescription demand and estimated inventory in the distribution channel. The two-month external investigation under the direction of the Special Committee found no evidence of “channel stuffing,” which could suggest an awareness of or intent to maintain excess inventory.
Factor 2. Lack of “visibility” into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end users
As noted above, we monitored shipments to our customers (wholesalers) to ensure that they did not exceed our then-current estimates of end-user prescription demand and estimated inventory in the distribution channel. We believe this methodology provided a reliable estimate and visibility into the channel for the periods used, including the year

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
6 October 2006

ended December 31, 2004. As more fully described in Response 3 below, our product return accrual considers several factors, most significantly applying an estimated return rate to the estimated units at risk of return. We use our historical experience of returns by lot to calculate the estimated return rate and the estimated units at risk of return. While the amount of inventory in the distribution channel is a factor, it is not the primary consideration for the accrual estimate.
Factor 3. Expected introduction of new products that may result in the technological obsolescence of and larger than expected returns of current products
To date, we do not believe any new competitor drugs have materially impacted the amount of our products returned, and there are no FDA-approved generic equivalents to any of our products. We are currently not aware of any new competitor products, including generics, that will materially affect our returns in the future. We will adjust our reserves when and if a branded or generic competitor is an issue.
Factor 4. The significance of a particular distributor to the registrant’s business, sales and marketing
We have three significant distributors, which is consistent with the industry and our business model for several years prior to and including 2004. All three distributors are covered by Connetics’ standard returns policy applicable to all customers, and none of them has any other right of return.
Factor 5. The newness of a product
New products have no return “history.” Therefore, we estimate the sales return accrual for new products by looking at the historical product returns experience of similar products, products that have similar characteristics at various stages of their life cycle, and other available information pertinent to the intended use and marketing of the new product.
Factor 6. The introduction of competitors’ products with superior technology or greater market acceptance
See Factor 3 above.
Factor 7. Other factors that affect market demand and changing trends in the demand for the registrant’s products
Our reserve methodologies incorporate information from across the Company as well as external sources to generate a complete analysis.
     Question 1 of the interpretative response also notes that registrants should carefully analyze all factors, including trends in historical data, which may affect our ability to make reasonable and reliable estimates of product returns. We believe we have done an appropriately detailed review of historical data and trends of our revenue reserves and believe we can make reasonable and reliable estimates.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
6 October 2006

     The Staff’s interpretive response to Question 4 also notes that preparers and auditors should be skeptical of estimates of product returns when there are inadequate internal controls that ensure the reliability and timeliness of the reporting of the appropriate historical information. In connection with our restatement for our product-related accruals for the five years ended December 31, 2005, we significantly modified our methodologies for rebates, returns and chargebacks to consider all relevant factors, hired individuals with significant industry experience to manage our revenue-reserves estimation process and retained external consultants to review our methodologies and processes. We continue to hire additional personnel and implement additional processes focused primarily on the communication between our finance and commercial operations personnel to ensure a consistently improved flow of information. With these new controls and procedures, we believe we will adequately and timely identify and reflect all relevant changes in the business conditions necessary for our books and records to be accurately prepared.
     Based on our analysis above, we also believe we have considered Questions 2 and 4 of the interpretative response, which are related to the reliability of estimates and estimates for products with little or no history.
December 2005 and December 2004 Accounts Receivable Amounts
     We shipped considerably more product in December 2004 as compared to December 2005, with the result, as the Staff Comment suggests, that there “appear to be inflated levels of inventory on-hand at your distributors for the fiscal year ended December 31, 2004.” As discussed in more detail above, during 2004 and the first three quarters of 2005, Connetics shipped product to wholesalers based on demand, without reliance on the wholesaler inventory reports. In the fourth quarter of 2005 we began to estimate units in the distribution channel using weekly reporting of inventory on hand and sales information that we receive under the distribution service agreements from our largest customers. Upon reviewing that data in the fourth quarter of 2005, we became aware that the actual inventory levels were higher than we previously believed, and we made a decision not to ship as much product as our demand forecast called for, in an effort to reduce the wholesaler inventory. Because we shipped less than end-user demand that quarter, and because the shipments made that quarter were primarily done before December, in contrast with the fourth quarter of 2004, the accounts receivable balance was significantly lower at the end of 2005. Our decision to ship below end-user demand in December 2005 is also discussed in our June 20, 2006 response (Comments 1 and 3.c.) to the Staff’s May 16, 2006 Comment Letter. Accordingly, the significant decrease in shipments from December 2004 to December 2005 was not a function of “channel stuffing” in 2004 but rather a function of the artificially low level of shipments (relative to demand) in December 2005. This decision had the impact of lowering accounts receivable at December 31, 2005 relative to December 31, 2004.
     During the course of their investigation for the Special Committee, Fenwick and Hemming examined our accounts receivable from our two largest wholesalers data to identify any evidence of unusual activity. In particular, they reviewed our write-offs of accounts receivable from October 1, 2004 through June 30, 2006. Write-offs during this period totaled $255,977, which represents approximately 0.6% of reported revenue from the fourth quarter of 2004.
     The investigation also sought to validate our representation that total units shipped quarterly to wholesalers did not exceed our then-current estimates of unit demand. Using the channel roll-forward

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
6 October 2006

methodology described above, the investigation calculated the following estimates of inventory months-on-hand at the end of the following quarters surrounding the fourth quarter of 2004:

	Q2 2004	Q3 2004	Q4 2004	Q1 2005
Luxíq	2.6	2.8	2.6	2.6
Olux	2.6	2.7	2.4	2.0
Evoclin	N/A	N/A	N/M	3.6
     The months-on-hand calculation in the table above indicates that inventory levels in the fourth quarter of 2004 for Luxíq and Olux were consistent with those of other quarters, which supports the assertion that shipments in the fourth quarter of 2004 did not exceed demand. We did not calculate months-on-hand for Evoclin in the fourth quarter of 2004 because shipments were in connection with product launch before there was any established prescription demand. This fact pattern was also considered in the investigation. The estimation of months-on-hand included in the table above is calculated in a manner that is consistent with our disclosures in the Net Revenues section of the Management Discussion and Analysis of the Form 10-K/A and our subsequent SEC filings.
     Soriatane is not included in the table above because Roche did not provide Connetics with estimates for inventory in the distribution channel at the time we acquired Soriatane in March 2004; that information would have been necessary to calculate months-on-hand. However, the investigation did consider that the ratio of unit shipments to actual unit demand over the same periods above as follows:

	Q2 2004	Q3 2004	Q4 2004	Q1 2005
Soriatane	1.0	0.8	0.9	1.0
     This pattern also supports the assertion that shipments of Soriatane in the quarters listed above, including the fourth quarter of 2004, did not exceed demand.
     The analyses described above were significant components of the basis for the investigation’s conclusion that there was no evidence of “channel stuffing.”
STAFF COMMENT 2
2.	We acknowledge your response to comment 3, as well as your related revised MD&A disclosure. In accordance with point d) of our initial comment, please provide us with additional information, in disclosure-type format, that details a roll-forward of the accrual items that reduce your gross revenue for the periods presented. That is, while we acknowledge the provision information that you have included in the table on page 49 of your table MD&A, it does not roll-forward each accrual amount in accordance with point 3d of our initial comment.
Response 2:
     In order to determine the period of sale and return or credit, it is necessary to have production lot information. We often ship product from a single lot in more than one quarterly period. When product is returned to us, we know what lot it came from. For rebates and chargebacks, however, the reports we receive do not include lot information. They state only the number of units for which credit is being

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
6 October 2006

claimed. As a result, for rebates and chargebacks we are unable to consistently discern the period of sale relative to the period of credits issued related to our product-related accruals.
     The following tables represent a roll-forward of the accrual and allowance items that reduce gross revenue from December 31, 2003 through December 31, 2005.

		Additions
		Charged to
		Expense/Revenue
	December 31, 2003	Net of Reversals	Utilizations	December 31, 2004
Managed Care & Medicaid Rebates	$3,687	$15,249	$(8,094)	$10,842
Product Returns	$2,673	$7,035	$(1,940)	$7,768
Chargebacks	$330	$5,558	$(3,948)	$1,940
Cash Discounts & Other	$307	$4,594	$(3,267)	$1,634

		Additions
		Charged to
		Expense/Revenue
	December 31, 2004	Net of Reversals	Utilizations	December 31, 2005
Managed Care & Medicaid Rebates	$10,842	$23,089	$(14,480)	$19,451
Product Returns	$7,768	$10,797	$(7,259)	$11,306
Chargebacks	$1,940	$6,784	$(6,817)	$1,907
Cash Discounts & Other	$1,634	$11,933	$(10,497)	$3,070
STAFF COMMENT 3
3.	Additionally, we acknowledge your assertion that you are not able to discern between amounts related to current versus prior period sales in establishing and maintaining your accruals for items that reduce your gross revenue each period. Please explain to us how you are able to determine, and how your auditors are able to agree, for any period end, that your financial statements were materially correct, that you made no accounting errors, and that you reasonably estimated your deductions from gross sales identified as critical accounting estimates if you could not identify amounts that affect current period estimates that actually related to prior periods. We believe that you should quantify changes in estimates that you deem critical. If you deem these amounts to be immaterial, explain how you came to that conclusion.
Response 3:
     Our products are manufactured in production “lots,” which represent a specific product size (or “SKU”) manufactured in an individual production run. Each lot is uniquely numbered, but our products are not identified at a level more detailed than the lot level (e.g., at the can or bottle level). Using the lot number, we typically can identify the period of sale for an individual product. However, product from a single lot is often shipped in two different quarterly periods. For our SKUs with lower volume, we may actually ship product from a single lot over several quarterly periods. As a result, we are not able to consistently establish a single quarterly period of sale for any given lot.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
6 October 2006

     We require lot information in order to accept and process product returns. Lot information is also critical to our estimate of future product returns. Our product return accrual considers several factors, most significantly applying an estimated return rate to the estimated units at risk of return by lot. We use our historical experience of returns by lot to calculate the estimated return rate and the estimated units at “risk of return” by lot. The risk of return is based on the remaining shelf life of the product relative to expiration date, which correlates to an expected return rate given our history of returns. The expected rate of return relative to expiration considers the most recent three years of return history to provide for a rate reasonably reflective of future expectations.
     Unlike product returns, we do not receive lot information to estimate or process the future credits or payments for the other items that reduce gross revenues. However, we use other methodologies to reasonably estimate our remaining deductions from gross sales. These items are the following:
     Managed Care Rebates. Managed care rebates are based on the mix of prescriptions filled. The invoices we receive from managed care companies claiming these rebates do not include lot information for the product dispensed to fill the prescriptions. Therefore, with respect to our managed care rebate accrual, we estimate the rebates based on the number of prescriptions filled but not yet invoiced and future rebates to be incurred on inventory in the distribution channel at period end. We base our estimation on the specific terms in each managed care agreement, current contract prices, the mix of historical and estimated future usage by each managed care organization and levels of inventory in the distribution channel.
     Medicaid Rebates. As with managed care rebates, Medicaid rebates are based on filled prescriptions and our accrual represents both incurred and future rebates. Our Medicaid rebate accrual is primarily based on the then-current Medicaid rebate laws and interpretations; the historical and estimated future percentage of our products that are sold to Medicaid recipients by pharmacies, hospitals, and other retailers that buy from our customers; our product pricing and current rebate and/or discount contracts; and the levels of inventory in the distribution channel.
     Chargebacks. We make our products available to certain Federal government entities at a discounted price. These entities purchase our product from the wholesalers at the discounted price and the wholesalers then “charge back” to Connetics the difference between the price the federal entity paid them for the product and the then-current retail price. The chargeback credit is processed based on the purchase by the governmental entity, and the wholesalers do not provide us with the lot information on the product purchased by the governmental entity. We base our chargeback accrual on our historical experience, changes to current contract prices, claim processing lag time, and the level of inventory held at wholesalers. For purposes of this accrual we do not consider the inventory at retail pharmacies, which represents the rest of the distribution channel, as the entities eligible for chargebacks buy directly from wholesalers.
     Cash Discounts and Other Adjustments. These items are relatively minor in comparison to the other deductions from gross revenues and are not impacted by product lot information.
     To summarize, because we ship production lots in multiple quarterly periods, and because we do not receive lot information related to credits processed for managed care rebates, Medicaid rebates, or chargebacks, we are unable to consistently discern the actual period of sale relative to the period of credit on sale of our products. We do not believe the lack of lot information impairs our ability to reasonably estimate our deductions from gross sales, because we use methodologies that do not rely solely on lot information, as described above.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
6 October 2006

     In response to the Staff’s comment, we have quantified and disclosed changes in estimate that we deem critical. We account for and report accounting changes and error corrections in accordance with Financial Accounting Standard No.154, Accounting Changes and Error Corrections, or FAS 154. For example, in April and May 2006 we determined we had errors in previously issued financial statements because we were not fully capturing the rebates and chargebacks related to product inventory in the distribution channel. With respect to returns, we determined that the error was primarily formula-driven relating to the underestimate of units “at risk of return.” In accordance with FAS 154, paragraph 2(h), we restated the periods that were materially affected by the errors.
     As new events occur, we acquire new experience, or obtain additional information during a period, we account for these types of changes as “changes in estimate” in the period of occurrence or receipt as defined in paragraph 12 of APB 20 (which has since been superseded by paragraphs 2(d) and 20 of FAS 154). Therefore, if we conclude there is a change in estimate related to our product-related accruals in the rate in which we are applying to current period sales and product inventory in the channel, we would apply the new rate to all estimated existing units remaining in the distribution channel from prior period sales, and we would disclose the amount of the change to the accrual from the prior period. This is illustrated in our Form 10-K/A for the year ended December 31, 2005, in which we disclosed a $3.5 million change in estimate in the fourth quarter of 2005. That change in estimate resulted from our use of reporting from wholesalers under distribution service agreements to estimate inventory in the distribution channel rather than using the “channel roll-forward” method, which is discussed in Response 1 above. We will continue to assess potential changes in estimates and corrections of errors in the future and will disclose those as appropriate.
     Please direct any further comments or questions you may have to me at (650) 843-2843, or by email to kchurch@connetics.com.
Sincerely,

/s/ Katrina J. Church

Katrina J. Church
Exec. Vice President, Legal Affairs
General Counsel and Secretary

Cc:	Mr. John L. Higgins (Connetics, Chief Financial Officer)
Bcc:
David Michaels, Esq. (Fenwick)
     Susan Muck, Esq. (Fenwick)
     Greg Regan (Hemming)
     Scott Meggs (Connetics)
     Steve Love (Connetics)